Exhibit 4.58
EXCLUSIVE PUCCA RACING
LICENSE AND DISTRIBUTION AGREEMENT
THIS EXCLUSIVE PUCCA RACING LICENSE AND DISTRIBUTION AGREEMENT (hereinafter referred to as “Agreement”) is made and entered into on this 23 day of January, 2008 (hereinafter referred to as “Effective Date”), by and between Gravity Co., Ltd (hereinafter called “Licensor”). ,a corporation duly organized and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its offices at 14th Meritz Tower, 825-2 Yeoksam-Dong, Kangnam-Gu, Seoul, Korea, Vooz Co., Ltd (hereinafter called “Character Licensor”) , a corporation duly organized and existing under the law of the Republic of Korea and having its offices at 1,2F Chungbo B/D, Yeoksam 1-dong, 652-7 Gangnam-Gu, Seoul, Korea , and Ini3 Digital Co., Ltd (hereinafter called “Licensee”)., a corporation having its principal place of business at 149 Galaxy Place Building 8th floor 9, Room 8/1, Nonsee Road, Chongnonsee, Yannawa, Bangkok 10120 Thailand.
RECITALS:
WHEREAS, Licensor has developed and owns all rights in computer programs of online game “Pucca Racing” (“Game”);
WHEREAS, Character Licensor has designed and owns all rights in character of online game “Pucca Racing” (“Game”);
WHEREAS, Licensee desires to enter into an exclusive license agreement with Licensor and Character Licensor pursuant to which Licensee will make the Game available to players in the Territory specified below; and
WHEREAS, Licensor and Character Licensor desire to grant such license to Licensee under the mutual terms and conditions herein below specified.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the parties hereto agree as follows:
Article 1
Definitions
The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.
1.1	“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.

1.2	“Licensor” shall mean Gravity Co., Ltd

1.3	“Character Licensor” shall mean Vooz Co., Ltd.

1.4	“Licensee” shall mean Ini3 Digital Co., Ltd.

1.5	“Confidential Information” shall mean all materials, know-how, software or other information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information including without limitation to list of End Users or End Users’ information or objectives, including the software for the Game and Technical Information under this Agreement, which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities. If Confidential Information is disclosed orally, through demonstration or other Confidential Information at the time of disclosure and confirmed in writing to be received by the receiving party within thirty (30) days after the date of such each disclosure or demonstration that such disclosed information shall include or consist of the Confidential Information.

1.6	“End Users” shall mean the users of the Game through a network game service system established and operated by Licensee with individually assigned ID Numbers for each End User.

1.7	“Game” shall have the meaning stipulated in the recitals above, including any modified or advanced version of the Game distributed by Licensor for error correcting, updating or debugging purpose, under the same title. Unless otherwise provided hereunder, Any subtitled version, series or sequel to the Game which may be developed or distributed by Licensor after the execution of this Agreement shall be clearly excluded from the scope of this Agreement.

1.8	“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by Licensee.

1.9	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights in or related to the Game or Technical Information.

1.10	“Local Language” shall mean Thai.

1.11	“Local Version” shall mean the Game provided in the Local Language.

1.12	“Licensor Parties” shall mean Licensor, and Character Licensor.

1.13	“Parties” and “party” shall mean Licensor Parties and Licensee, collectively, individually, and respectively.

1.14	“Servers” shall mean the servers established, installed and operated by Licensee within the Territory only for the service of Game to End Users in the Territory.

1.15	“Gross Sales Amount” shall mean the total sales amount paid by End Users for the Game without deducting any tax or distribution commission.

1.16	“Billing System” shall mean the calculation computer program to be installed in necessary units of computers of the Licensee in order to calculate the Gross Sales Amount.

1.17	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.

1.18	“Territory” shall mean the territory of Thailand.
Article 2
Grant of License
2.1	The Licensor Parties hereby grants to the Licensee, and the Licensee hereby accepts from the Licensor Parties, under the terms and conditions set forth in this Agreement, a non-transferable, exclusive and royalty-bearing license within the Territory which shall be irrevocable during the period of this Agreement for so long as Licensee maintains in substantial compliance with the material terms hereof, to do any or all of the following:
(1)	To maintain and operate the Game within the Territory, and to grant Subscriptions to Subscribers to access the Game within the Territory;

(2)	To reproduce, in object code form only, and to market, distribute and sell to Subscribers or potential Subscribers, the Client Software in CD-Rom medium format or through the Internet; and

(3)	To generate, market, promote, sell and distribute Prepaid Cards in accordance with market demands.

(4)	To use and design the character graphic in the Game within the Territory
2.2	The Licensee acknowledges and agrees that it has no rights or claims of any type to the Game except such rights granted by this Agreement, and the Licensee irrevocably waives and releases any claim to title and ownership rights including trade secret and copyright ownership in the Game.

2.3	Unless explicitly approved in writing by the Licensor Parties, the Licensee shall have no right to sublicense the rights granted under Article 2.

2.4	The Licensee is permitted to appoint sub-distributors to market, promote, sell and distribute the client software in CD-ROM medium, through the internet and/or any other form, prepaid cards and/or other method for the local service, provided that the Licensee agrees to be responsible for each sub-distributor’s compliance with all of the terms and conditions contained herein applicable to the Licensee.

2.5	Any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Technical Information for any purpose other than the purpose contemplated in this Agreement are strictly prohibited and result in breach to this Agreement.

2.6	Licensee shall provide Game services only by way of the PC on-line method (excluding mobile access) using the Servers. However, in consideration of the current level of development of information technology in the Territory, which primarily operates on a narrow-band basis, Licensee shall be allowed to make Game services available by use of its own available equipment. Licensor shall provide Licensee detailed technical specifications for the hardware, software, and network connections required for the Game. Both Parties shall use commercially reasonable efforts to modify and upgrade the foregoing technical specifications so as to optimize the performance of the Game within the Territory.

2.7	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (“Title”) as originally created and used by Licensor Parties, and/or as modified herein pursuant to the terms of Article 2.7. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, the Parties shall decide and use a new Title (“New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Licensor, and Licensee shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Licensor.
Article 3
Localization
3.1	Licensor Parties shall deliver to Licensee all localization materials, including game texts, scripts, manual texts, documentation, marketing materials and/or image (the “Localization Materials”) for the Game in English language (the “Local Language”) for the exploitation of the Game within the Territory.

3.2	Upon receipt of the Localization Materials, Licensee shall, at its own expense, perform translation and/or recordings of the Localization Materials into the Local Language to cope with the reasonable satisfaction of Licensor Parties (“Translations”). The Translations shall be made faithfully and accurately, shall be of good quality and shall consist of the whole of the textual, graphical and audio material provided in the Localization Materials, without alteration, abridgment, or supplement, unless Licensee has received the express written consent of Licensor Parties approving such modification.

3.3	In case the Translations or contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous or obscene matter or other matter which is unlawful or which will give rise to a criminal or civil cause of action and/or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the subscribers located in the Territory due to cultural morals and norms, Licensee shall inform Licensor of such required modifications and the reasons therefore and Licensor shall consent to such modifications so long as such modifications do not materially change the original work and/or concept.

3.4	Licensor reserves the right to disapprove the Translation before integration pursuant to Article 3.6 below. Licensee will submit the Translation to Licensor for review. Licensor shall then provide, within a reasonable amount of time, its acceptance or comments detailing modifications to the Translation, and Licensee shall effect any modifications directed by Licensor and, as soon as reasonable practicable, shall re-submit the new Translation for approval by the Licensor and the above approval procedure shall be repeated until such items are approved by he Licensor.

3.5	All costs and expenses arising from the performance of Licensee’s obligations in this Article 3 shall be borne by Licensee, including the costs of compensating all translators. Licensee agrees to obtain from all translators proper written grants of all rights to their works.

3.6	Korean version shall be provided no later than sixty (60) days from the Effective Date of this Agreement. The close beta test of the Game shall commence not later than ninety (90) days from acceptance of the Final Reviewed Local Language Version of the Close Beta Client CD. Licensee shall commence the Open Beta Test not later than ninety (90) days from the date of launch of the Close Beta Test. Licensee shall launch the commercial service of the Game in the Territory (‘Commercial Service’) within sixty (60) days from the date of launch of the Open Beta Test of the Game provided that Licensor shall use its best efforts to correct all defects and bugs detected in the Game during the beta service. The Parties agree to cooperate with each other and exert their best efforts to launch the services of the Game. The above target dates for launching the services of the Game may be changed by mutual agreement between the Parties.

3.7	The Game shall be serviced in the Territory only in the manners permitted by Licensor under this Agreement. Licensee shall be strictly prohibited from any modification, amendment or revision of any part of the Game including the title of the Game and the name of the characters in the Game, without the prior written approval of Licensor Parties.

3.8	Licensee’s Billing System must be tested, analyzed and approved by Licensor prior to be used in the Game. If the Licensee’s Billing System is considered suitable for the Game by Licensor, such Billing System shall be promptly applied to the Game. If Licensee’s Billing System has unavoidable or other serious technical conflicts against the Game and may cause serious problem for the Game service, Licensee shall agree to negotiate with Licensor the possibility to use a Billing System recommended by Licensor for the purpose to mutually manage the local billing transparently. Upon Licensee’s request, Licensor shall send its billing account manager to synchronize Billing System with the Game and incurring expense for this procedure shall be borne by Licensor. Licensee shall, at its sole discretion, approve the real-time access of Licensor to the Billing System under this Agreement
Article 4
Installation and Maintenance Assistance
4.1	During the term of this Agreement, Licensor shall provide Licensee with the installation and maintenance assistance and support as needed and requested by Licensee including without limitation to any problem erroneous caused by any material bugs and defects in respect of the Game as well as other technical problems in respect of the use of the Game by the End Users, sufficient enough to enable the Licensee to provide and maintain high-quality service for the Game. This assistance shall include, but not limited to, software installation and set-up, maintenance support, patches and updates used by the Game software, reasonable and appropriate support and assistance for the localization of the Game into the Local Version, training Licensee’s personnel in respect of the maintenance and operation of the software for the Game provided that, any and all expenses actually incurred by any engineers dispatched by Licensor to perform the above installation and maintenance assistance in this Section 4.1, including, without limitation, lodging, and other general living expenses incurred during their stay at Licensee’s premises, shall be borne by Licensee.

However, it is understood that the expense incurred from the initial setting before the Close Beta shall be borne by Licensor.

4.2	During the term of this Agreement, Licensor shall receive Licensee’s personnel in its office in Korea for training with respect to the installation and service of the software for the Game and the installation, maintenance and operation of the Servers upon Licensee’s request. The number of the trainees from Licensee shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days (based on eight (8) hours of training per trainee per day) per person sent, unless otherwise agreed in writing by Licensor. All of the expenses for travel, lodging, food and other general living expenses incurred by such sent personnel of Licensee shall be borne by Licensee. Engineers sent by Licensor to Licensee shall provide training to any local staff if necessary.

4.3	Licensor shall promptly provide Licensee an update plan of the Game in line with the update plan prepared in respect of the Game in Korea. When an update of the Game is released in Korea, Licensor shall provide Licensee with the equivalent update of the Game in the Territory after completely verifying it in Korea.

4.4	During the term of this Agreement, Licensor shall make an effort to provide Licensee with the protection system in respect of the use of the Game by End Users from any defects or any unusableness of the Game which may arise from the hackers, server piracy, other infringements.

4.5	Any future assistance may be rendered by Licensor upon Licensee’s request and mutual agreement of the Parties.
Article 5
Payment and Taxes
5.1	License Fee

Licensee shall pay to Licensor a non-recoupable and non-refundable sum of Three Hundred Thousand United States Dollars (US$ 300,000) as License Fee ( hereinafter referred to as “License Fee”) in the following instalments :

a)	One Hundred Thousand USD (US$ 100,000): within (7) business days of the Effective Date

b)	One Hundred Thousand USD (US$ 100,000): within (7) business days after the commencement of the Close Beta Test

c)	One Hundred Thousand USD (US$ 100,000): within (30) calendar days after the Commercial Service Date.

d)	Licensee shall make said License Fee to Licensor after Licensee’s receipt of written invoice in such amount from Licensor
5.2	Royalty Payment and Report

Licensee shall pay to Licensor as Royalty Payments Thirty percent (30%) of the Gross Sales Amount paid by End Users during the commercial period of this Agreement. Subject to Article 5.2 below, the Royalty Payment shall be paid by Licensee on a monthly basis within Twenty (20) days after the end of the applicable month. The Royalty Payment shall be deemed made upon presentation by Licensee of remittance confirmation or notice to Licensor of payment. Unless Licensor actually receives the remitted amount, the Royalty Payment shall not be deemed to have been paid. Licensee may not set-off the Royalty Payment against any claims Licensee may have against the Licensor. Licensee shall also provide Licensor with a report (“Royalty Report”) on a monthly basis within Fifteen (15) days after the end of the applicable month. Each Royalty Report shall contain detailed information concerning the calculation of Gross-Sales Amount for the applicable month.

5.3	Any and all payments under this Agreement by Licensee to Licensor shall be made in US Dollars (USD) and by wire transfer to any bank account designated by Licensor.

5.4	In the event any payment is not made by Licensee within the due date described in this Agreement, a default interest at the rate of Eighteen percent (18%) per annum of the actual amount of the delayed payment shall be applied. For the avoidance of doubt, Licensor’s entitlement to such Default Interest pursuant to this Section 5.4 shall not affect any of the other rights of Licensor under this Agreement.

5.5	Except as may be otherwise provided for herein, unless explicitly approved in writing by Licensor, Any and all taxes including the sales tax, value added tax, income tax, duties, fees and other government charges of any kind on any payment to Licensor under this Agreement shall be borne by Licensee, provided, however, if any government in the Territory requires Licensee to withhold the withholding tax on the payment to Licensor, Licensee is allowed to withhold such tax no more than (15) % from such payments only if Licensor is entitled to receive such payments as a tax credit under the relevant laws of Korea or any existing tax treaty between the respective countries of operation of Licensor and Licensee. In the event that any amount is withheld for the tax payment under this Article 5.5, Licensee shall promptly inform Licensor of such payment and provide Licensor with a certification issued by the relevant tax authorities with respect to the relevant payment.

5.6	Licensee shall hold Licensor harmless from all claims and liability arising from Licensee’s failure to report or pay such taxes, duties, fees, and other governmental charges of any kind.

5.7	If Licensee shall be prevented by order or regulation of the government of the Territory from transmitting any payment due hereunder then Licensor shall nominate in writing an alternative method of collecting such payment which shall not be restricted by such order or regulation and such alternative method shall be binding on Licensee until such order or regulation shall be withdrawn.
Article 6
Report & Audit
6.1	Licensee shall provide Licensor with all relevant and non-privileged information pertaining to on the development of its business in relation to the Game. Without limiting the generality of the foregoing, Licensee shall inform Licensor promptly in the event of its launch of the beta service or the commercial service of the Game.

6.2	Licensee shall provide Licensor with a monthly report (the “Monthly Report”) within fifteen (15) days after the end of the applicable month in writing on its business activities in relation to the Game, including, but not limited to, the number of End User, the fees charged by Licensee, the total service amounts for the pertinent month, advertising activities and the expenses therefore, complaints received from End Users and market trends in the Territory.

6.3	Licensee shall keep all of their records, including all contractual, accounting documents, company related documents in relation to its business and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than Five (5) year after the expiration or termination of this Agreement.

6.4	During the term of this Agreement and for Five (5) year after after the expiration or termination hereof, Licensor and/or Character Licensor may, subject to prior written Licensee’s consent, by itself or through an accountant designated by Licensor and/or Character Licensor investigate and audit the accounting documents of Licensee with respect to its Game business upon seven (7) days prior written notice to Licensee. For this purpose, Licensor and/or Character Licensor may request Licensee to produce relevant documents, and may visit Licensee’s office and make copies of Licensee’s documents. Licensee shall provide all assistance and co-operation required by Licensor for such investigation and audit.

6.5	All expenses incurred for such investigation and audit shall be borne by Licensor.

6.6	If such investigation and audit reveals underpayment by greater than five percent (5%) of the monthly Royalty Payment amount, Licensee shall bear all expenses for such investigation and audit and shall immediately pay to Licensor the unpaid amount together with a per annum default interest thereon equivalent to Eighteen percent (18%) thereof. In the event of Licensee’s understatement of the Royalty Payment amount without any justifiable reasons, Licensor shall be entitled to, after prior discussion with Licensee, terminate this Agreement pursuant to Article 13.3(b) below.

Article 7
Advertising & Promotion
7.1	Licensee shall exert its best efforts to advertise, promote and perform marketing activities for the Game in the Territory.

7.2	For the advertising and promotion of the Game in the Territory, Licensee agrees to spend a minimum of one hundred thousand US Dollar (100,000 USD) for each twelve-month period after Effective Date. Such amount shall include funds spent directly by Licensee or by third parties with which Licensee has marketing or distribution agreements. Licensee shall provide Licensor Parties with detailed information on Licensee’s advertising activities every month in Monthly Report in accordance with the requirement of Article 6.2. In addition, Licensee shall provide Licensor with a separate advertisement report on June 30 and December 31 of each year covering the preceding six (6) months’ period.

7.3	Licensor Parties shall provide Licensee with samples of the marketing and promotional materials for the Game that have been or will be produced on behalf of Licensor Parties during the term of this Agreement. Licensee shall pattern all its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to Licensee by Licensor Parties, and Licensee shall provide Licensor Parties with samples of the advertising, marketing and promotional materials for the Game produced by Licensee no later than seven (7) days before launching of each campaign. Within seven (7) days after receiving the samples of Licensee’s advertising, marketing and promotional materials, Licensor Parties shall notify Licensee in writing of Licensor Parties’ approval or disapproval thereof, or of any changes that Licensor Parties may require Licensee to make thereto. Licensor’s failure to respond within seven (7) days after receipt of such samples shall be deemed as approval of such samples.

7.4	Except as otherwise provided herein, the ownership of and the copyright in the marketing and advertising materials produced or used by Licensee on the Game (“Advertising Materials”) shall remain exclusively with Licensor Parties, and Licensee shall not use the Advertising Materials for any purpose other than the promotion, marketing and advertising of the Game pursuant to the terms and conditions of this Agreement. Licensor shall indemnify and hold License harmless from claims and liability arising from the use of Advertising Materials for marketing and promotional purposes of the Game in the Territory and perform the operation of the Game hereto in respect of any infringement of copyright and any other intellectual property including without limitation to assist Licensee in any legal proceedings and lawsuits hereof may be charged by any third parties or government agencies.

7.5	Licensee may provide End Users with free points and free accounts as may be reasonably necessary, at Licensee’s sole discretion, for the purposes of the promotion, operation and advertisement of the Game only with prior written approval from Licensor Parties. The detailed information on the free points and accounts provided by Licensee to End Users shall be provided to Licensor on a monthly basis in the Monthly Report as stipulated in Article 6.2.

Article 8
Other Obligations of Licensee
8.1	Licensee shall exert its best efforts to supply, distribute and promote the Game in the Territory.

8.2	Except as provided herein Licensee shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Licensor Parties shall not be responsible for or obligated to provide any of the foregoing above and beyond the obligations stated in this Agreement.

8.3	Licensee shall provide full and comprehensive installation and maintenance support to End Users to assist them in their use of the Game, including but not limited to Licensee’s maintaining 24-hour installation and maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.

8.4	Licensee shall provide its best efforts to protect the Intellectual Property rights of Licensor Parties and shall assist Licensor Parties to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game or any of the Intellectual Property rights of Licensor Parties on or in relation to the Game, including without limitation to, manufacture or sales of counterfeiting CDs, manuals, workbooks or other products.

8.5	Licensee shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.

8.6	Licensee shall provide a prior written notice to Licensor Parties in the event Licensee intends to change its marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.

8.7	Licensee shall indemnify and hold harmless Licensor Parties and its officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim by a third party on or in relation to Licensee’s service, use, promotion, distribution and marketing of the Game.

8.8	Upon Licensor’s request, Licensee shall provide Licensor with suitable office space and office supplies in Licensee’s office for the auditing activities of Licensor. Access to such office space shall be limited only to persons designated by Licensor. All expenses incurred by Licensor’s employees and auditor sent to Licensee’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees during their stay at such offices shall be borne and paid by Licensor. Licensor shall indemnify and hold harmless Licensee arising from any investigation and charges conducted by the relevant government agencies in respect of immigration, work permit and other requirements in connection with the persons designated by Licensor for the auditing activities hereof.

8.9	Licensee shall not (a) copy, modify, display or distribute to any person all or any part of the Game, except as provided for herein; (b) disassemble, decompile or reverse engineer the Game, or any part thereof; (c) use, distribute or provide the Game to any third parties, except as authorized in this Agreement; (d) distribute or make the Game, or any executables derived or produced therefrom; (e) knowingly distribute, make available or disclose the Game to any third party except as authorized herein; (f) license, sublicense, distribute or make available the Game to any third party, except as provided in this Agreement; or (g) assist any other person or entity in doing any of the foregoing. Licensee shall, with appropriate assistance rendered by Licensor Parties, use commercially reasonable efforts to prevent any third party from doing all or any of the foregoing without the permission of Licensor. Licensee shall be responsible for all matters arising out of any payment relating to sub-distributor.

8.10	Character Licensor shall provide full and comprehensive support as follows;
a)	Developing and providing all graphics related to Pucca Racing including, but limited to, characters, background resources, marketing and promotions, website images, and other graphics requested by Licensee and Licensor.

b)	Providing personnel and facilities to create and maintain graphic development.

c)	Modifying, improving, and upgrading graphics.

d)	Reasonably and appropriately supporting for the localization of the game graphics into Local version.

e)	Providing non-listed graphics related to Pucca Racing requested by Licensee and Licensor
8.11	Upon Licensee’s request for confirmation and delegation, Licensor can issues any document for confirmation and delegation without any approval from Character Licensor.
Article 9
Technical Information and Intellectual Property
9.1	Technical Information and Intellectual Property hereof shall be exclusively owned by Licensor, and this Agreement shall not grant Licensee or permit Licensee to exercise any right or license in or to the Technical Information and Intellectual Property hereof except for the License granted under this Agreement. Licensee shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Technical Information and Intellectual Property of Licensor regardless of the Territory and exploitation area.

9.2	Character graphic and design, and Intellectual Property hereof shall be exclusively owned by Character Licensor, and this Agreement shall not grant Licensee or permit Licensee to exercise any right or license in or to the Character graphic and design and Intellectual Property hereof except for the License granted under this Agreement. Licensee shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Character graphic and design, and Intellectual Property of Character Licensor regardless of the Territory and exploitation area.
9.3	Licensor Parties hereby represents and warrants that Licensor Parties is the legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights and License under this Agreement to Licensee, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea.

9.4	Licensor Parties further guarantees and warrants to Licensee that the Game and the corresponding Technical Information and accompanying Intellectual Property:
a)	shall not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea;

b)	shall not violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea or any other country; and

c)	shall not contain any obscene, child pornographic or indecent contents.
9.5	Licensor Parties agrees to indemnify and hold harmless Licensee from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees and costs of settlement, resulting from the breach by Licensor Parties of its express warranties given herein provided that Licensee (a) promptly notifies Licensor Parties of such claim; (b) allows Licensor Parties to control the defense of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Licensor Parties in connection with such claim.

9.6	Licensee shall, with the best effort manner of Licensor Parties’ assistance, take all reasonable action, legal or otherwise, to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory, or to address and answer any third party claims or demands in respect of the Intellectual Property rights at Licensee’s own cost.
Article 10
Limitation of Liability
10.1	Except as may be otherwise provided for herein, Licensor Parties makes no warranties, express or implied, concerning the Game including but not limited to its merchantability or salability in the Territory.

10.2	In no event will either party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such party has been advised of the possibility of such damage.

10.3	The aggregate liability of Licensor Parties under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the payments made by Licensee during the period of six (6) months preceding the first date in which Licensee demands damages in writing against Licensor Parties.

10.4	Licensee shall solely be responsible for any and all obligations to End Users imposed by the government of the Territory and Licensee shall indemnify and protect Licensor Parties against any and all claims by End Users due to faults attributable to Licensee in the event that Licensee terminates the service of Game to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever.
Article 11
Confidentiality
11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its officers, employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its officers, employees, consultants and advisors.

11.2	In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.

11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;
(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the disclosing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure as much as practicable.
Article 12
Term
12.1	This Agreement shall become effective on the Effective Date of this Agreement and shall remain in effect for a period of Three (3) years counted from the commercial service date, unless sooner terminated in accordance herewith.

12.2	No later than Three (3) months prior to the expiration of this Agreement, Licensor Parties shall give Licensee the first right of negotiation for a period of thirty (30) days for re-execution of a license agreement for an additional term of One (1) year (“Renewed Term”) for the Game. If no agreement in writing is made between the Parties for renewal or re-execution of a license agreement during such period, this Agreement shall expire without any further extension or renewal.
Article 13
Termination
13.1	This Agreement may be terminated upon the mutual agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement:
(a)	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Section 13.3 below.
13.3	Notwithstanding Section 13.2 above, Licensor may immediately terminate this Agreement upon a written notice to Licensee:
(a)	if any payment due Licensor including, but not limited to License Fee and Royalty Payment, is not paid by Licensee within twenty (20) days after receiving written notice from Licensor for late payment;

(b)	in the event of a willful, gross understatement by Licensee of the License fee payments due Licensor without any justifiable reasons, as defined in Article 5.1 above;

(c)	if the close beta test of the Game is not launched in the Territory within the period set forth in Article 3.6, unless such failure has been caused by Licensor or is due to force majeure event as set forth in Article 14;

(d)	if the commercial service of the Game is not launched in the Territory within the period set forth in Article 3.6, unless such failure has been caused by Licensor or is due to force majeure event as set forth in Article 14; or

(e)	if the service of the Game in the Territory is stopped, suspended, discontinued or disrupted for more than thirty (30) consecutive days during the term of this Agreement due to causes attributable to Licensee.; or

(f)	if the Game in the Territory is provided upon free or unreasonably low-priced, compared to market value, by Licensee without prior written approval from Licensor except as otherwise specified in by Article 7.5.
13.4	Upon termination, all rights granted to Licensee hereunder shall immediately cease and shall revert to Licensor Parties, and Licensee shall immediately cease servicing of the Game and return to Licensor Parties any and all software, technical documents and other materials or information provided by Licensor Parties to Licensee under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Licensee shall provide and deliver to Licensor Parties any and all such information and documents related to the Game, including but not limited to database related to the Game and information and/or data source about the Game users, as may be requested by Licensor Parties.

13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, 11, and 13.4, which shall survive the expiration or termination of this Agreement.

13.6	Except otherwise provided for herein, Licensor Parties shall have no liability to Licensee for damages of any kind, including indirect, incidental or consequential damages, on account of the termination or expiration of this Agreement in accordance with its terms.
Article 14
Force Majeure
14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy. Force majeure shall include actions taken by the government of Korea or agencies thereof, which restrict the ability of Licensee to remit payments to Licensor Parties under this agreement, or failure of the government of Korea or agencies thereof to approve such payments.

14.2	If the default, delay or failure to perform as set forth above in Article 14.1 exceeds one hundred eighty (180) consecutive days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.
Article 15
General Provisions
15.1	Licensee may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of the other Party. Licensor Parties may, with prior written notice to Licensee, assign, delegate or otherwise transfer all or part of its rights, obligations and responsibilities under this Agreement to a third party designated by Licensor Parties.

15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Licensee shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:
If to Licensor Parties.
Attention: Mr. Charles Baik
825-2 Yeoksam-Dong, Meritz Tower 14F, Kangnam-Gu, Seoul, Korea
Tel: +82-2-2019-6000
Fax: +82-2-2019-6064
Attention: Mr. Chey Lee
1F, 2F Chungbo B/D, Yeoksam 1-dong
652-7 Gangnam-gu Seoul, Korea 135-913
Tel: +82-2-555-1685
Fax: +82-2-568-5053

If to Licensee
Attention: Pattera Apithanakoon
Tel: +66-2687-2700
Fax: + 66 2687 2799
15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.

15.7	This Agreement may be amended only upon the execution of a written agreement between Licensor Parties and Licensee that makes specific reference to this Agreement.

15.8	This Agreement shall be governed by and construed in accordance with the laws of Korea.

15.9	If the Parties cannot resolve such dispute, controversy or claim in accordance with the preceding sentence, then any Party hereto may submit the dispute to arbitration to be conducted in Seoul, Korea in accordance with the Arbitration Rules of Korean Commercial Arbitration Board by three arbitrators appointed in accordance with the said rules then in effect, provided that, the third arbitrator shall not be a national of a country in which any Party concerned is incorporated or established (as the case may be) or a national of the Republic of Korea, and/or Thailand. This Agreement shall be governed and construed in accordance with the law of Republic of Korea.

15.10	If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of the Agreement and the application of such article, sub-article or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.

15.11	Heading in this Agreement have been inserted for purpose of convenience only and are not to be used in construing or interpreting this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity Co.,Ltd			Vooz Co., Ltd		Ini3 Digital Co., Ltd.

By:			By:		By:

	Name:	Il Young, Ryu		Name:		Name:
	Title:	Chairman & CEO		Title:		Title:
	Date:			Date:		Date: